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                              May 19, 2022

       Dave Davis
       Chief Financial Officer
       Sun Country Airlines Holdings, Inc.
       2005 Cargo Road
       Minneapolis, Minnesota 55450

                                                        Re: Sun Country
Airlines Holdings, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Form 10-K/A for
Fiscal Year Ended December 31, 2021
                                                            Form 8-K filed May
5, 2022
                                                            File No. 001-40217

       Dear Mr. Davis:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K/A for Fiscal Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Critical Accounting Policies and Estimates, page 4

   1. The disclosures of your critical accounting policies and estimates appear to be a repetition of certain
of your significant accounting policies. Please revise your disclosures to address the material
implications of the uncertainties that are associated with the methods, assumptions
and estimates underlying your critical accounting estimates. Your expanded disclosure
should address the risk related to using different assumptions and analyze their
sensitivity to change based on outcomes that are deemed reasonably likely to occur. For additional
guidance, refer to Item 303(b)(3) of Regulation S-K and the related
                                                        Instruction 3 to
paragraph (b) of Item 303.
 Dave Davis
FirstName  LastNameDave   DavisInc.
Sun Country  Airlines Holdings,
Comapany
May        NameSun Country Airlines Holdings, Inc.
     19, 2022
May 19,
Page 2 2022 Page 2
FirstName LastName
Form 8-K filed May 5, 2022

Exhibit 99.1, page 1

2. We note in the opening remarks that several non-GAAP financial measures were referenced by your Chief Executive Officer, without any discussions of corresponding
         GAAP financial measures. Revise to provide discussions of financial measures on a
         GAAP basis with equal or greater prominence to the non-GAAP financial measures.
          Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance
         and Disclosure Interpretations on Non-GAAP Financial Measures. Guidance for Second Quarter 2022, page 3

3. We note your guidance for the second quarter of 2022 includes Adjusted Operating
         Margins of 5%-9%. Please revise to include a quantitative reconciliation of your forward looking non-GAAP guidance measures to the most directly comparable GAAP measures, or include a statement that such reconciliation is not practicable without unreasonable effort. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question
102.10 of the
         Compliance and Disclosure Interpretations on Non-GAAP Financial
Measures.
Reconciliation of Adjusted EBITDAR to GAAP Net Income, page 12

4. You state on page 10 that Adjusted EBITDAR and Adjusted EBITDAR Margin are commonly used valuation measures. However, you present and discuss these
         measures on a comparative basis (current period to prior period), as if they are performance measures. Please revise your disclosure to present Adjusted EBITDAR and
         Adjusted EBITDAR Margin for the most recent valuation period only with no comparison to prior periods.
Reconciliation of Adjusted Net Income (Loss) and Adjusted Earnings per Share to GAAP Net
Income, page 12

5. Revise to present a reconciliation of Adjusted net income (loss) per share - diluted on a per share basis. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.05 of
         the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 with any questions.
 Dave Davis
Sun Country Airlines Holdings, Inc.
May 19, 2022
Page 3

FirstName LastNameDave Davis                       Sincerely,
Comapany NameSun Country Airlines Holdings, Inc.
                                                   Division of Corporation
Finance
May 19, 2022 Page 3                                Office of Energy &
Transportation
FirstName LastName